NO ACT

PE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010609

Received SEC
FEB 11 2010
Washington, DC 20549

February 11, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-11-2010

Re: Allegheny Energy, Inc.
Incoming letters dated December 28, 2009 and December 31, 2009

Dear Mr. Chevedden:

This is in response to your letters dated December 28, 2009 and December 31, 2009 concerning the shareholder proposal you submitted to Allegheny. On December 22, 2009, we issued our response expressing our informal view that Allegheny could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 31, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 John Chevedden Rule 14a-8 Proposal
Allegheny Energy, Inc. (AYE)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 3, 2009 no action request, supplemented December 11, 2009.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in this situation, but would set the new level at 25% and advise the board that shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board.

Although the company cites no-action decisions in which similar proposals were excluded, those proponents did not cite the earlier precedents of *Cypress Semiconductor* and *Genzyme*, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden Rule 14a-8 Proposal
Allegheny Energy, Inc. (AYE)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 3, 2009 no action request. I have continuously owned 100 shares of Allegheny Energy, Inc. (AYE) since January 1, 2008 as listed in the attached 2009 Fidelity broker letter. This attached 2009 broker letter uses text similar to the attached 2008 Fidelity broker letter which was used for 8 rule 14a-8 proposals. Not one of these 8 proposals was excluded because of this similar 2008 broker letter text.

The company cannot benefit from rule 14a-8 when the company does not follow rule 14a-8. The company claims that it received the November 9, 2009 broker letter (that it is complaining about) 12-days after it received the rule 14a-8 proposal (October 28, 2009).

However rule 14a-8 states that the company must notify the proponent with any complaint on proof of ownership that comes to its attention within 14-day of receiving the rule 14a-8 proposal. The company never notified the proponent at any time whatsoever of any complain about the November 9, 2009 proof of ownership.

Reference (emphasis added):
Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of *any* procedural or eligibility deficiencies, as well as of the time frame for your response.**

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Daniel Dunlap <ddunlap@alleghenyenergy.com>



National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

November 9, 2009

John R. Chevedden
Via Facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), General Dynamics Corporation (GD) and the Boeing Company (BA).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of the securities listed above since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W394211-09NOV09

Post-it® Fax Note 7671	Date 11-9-09 # of pages ▶
To Daniel Dunlap	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 724-838-6188	Fax #

12/15/2008 13:52 FAX 002/002

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

December 15, 2008

John R. Chevedden
Via facsimile to: OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of the following securities since September 30, 2007:

Position	CUSIP	Position	CUSIP
AMR Corp.	001765106	Northrop Grumman Corp Holding Co.	666807102
Caterpillar Inc.	149123101	Priceline Com. Inc.	741503403
Continental Airlines Cl. B	210795308	Pep Boys Manny Moe & Jack*	713278109
Lowes Companies	548661107	Raytheon Co. Common	755111507

* Mr. Chevedden has continuously owned at least 150.000 shares of this company since September 30, 2007

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted. For general questions about your account you may call us anytime at 800-544-6666. Thank you for choosing to invest with Fidelity Investments.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W031510-11DEC08

Fidelity INVESTMENTS